SingTel

3 January 2006

06010351

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 27 December 2005 to 30 December 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JAN 1 8 2006
WASH, D.C. 209 SECTION

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Dec-2005 17:18:28
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Winding Up of IPACS Computer Services (S) Pte Ltd & IPACS Technology Pte Ltd
Description	
Attachments:	331-sgx.pdf Total size = **64K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

VOLUNTARY WINDING UP OF IPACS COMPUTER SERVICES (S) PTE LTD & IPACS TECHNOLOGY PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Boards of Directors of IPACS Computer Services (S) Pte Ltd ("IPC") and IPACS Technology Pte Ltd ("IPT"), subsidiaries of NCS Pte Ltd ("NCS"), have resolved to appoint Messrs Tay Swee Sze, Wong Joo Wan and Leow Quek Shiong of Alvarez & Marsal (SE Asia) Pte Ltd as provisional liquidators for the purpose of the creditors' voluntary winding up of IPC and IPT. NCS is a wholly-owned subsidiary of SingTel and has a 51% interest in IPC and IPT.

IPC's and IPT's subsidiaries, IPACS Computer (Shanghai) Co Ltd ("IC"), Fuzhou IPACS Computer Co Ltd ("FIC") and Beijing IPACS Electronics Science Co Ltd ("BIES"), all companies incorporated in the People's Republic of China ("PRC"), will apply for voluntary liquidation in due course in accordance with the laws of the PRC.

The liquidation of IPC and IPT and the eventual liquidation of IC, FIC and BIES are not expected to have any material impact on the net tangible assets or earnings per share of SingTel for the current financial year ending 31 March 2006. The unaudited carrying value of the IPC group of companies as at 30 September 2005 was approximately S$9 million.

Chan Su Shan (Ms)
Company Secretary

Dated : 29 December 2005